Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF CHAIRMAN AND DIRECTOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that due to change of work, Mr. Jiang Jiemin has tendered his resignation to the Company and ceased to hold the positions of the chairman of the Board and the director of the Company with immediate effect.

Mr. Jiang has confirmed that he has no disagreement with the Company and the Board and is not aware of any other matters that need to be brought to the attention of the shareholders of the Company.

Pursuant to the relevant provisions of the PRC Company Law and the Articles of Association of the Company, Mr. Zhou Jiping, the Vice Chairman of the Company, will perform the duties of the chairman of the Board prior to the election of a new chairman of the Board.

The Board would like to express its sincere gratitude to Mr. Jiang, for his important contributions to the development of the Company during his term of office.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

18 March 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Vice Chairman and executive director (performing the duties of the chairman of the Board); Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.